UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

Amendment No. 3

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	98-051255
(Jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

4th floor, Belvedere Building,

69 Pitts Bay Road,

Hamilton HM 08, Bermuda

(Address of principal executive offices, including zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Units, representing limited partner interests	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

EXPLANATORY NOTE

Teekay Offshore Partners L.P. hereby amends the description of its common units found in Item 1 of the Form 8-A originally filed December 8, 2006 and previously amended May 8, 2008 and May 13, 2011, to read in its entirety as set forth below. References in this Registration Statement to “Teekay Offshore Partners,” “we,” “our,” “us” or similar terms refer, depending upon the context, to Teekay Offshore Partners L.P. and/or any one or more of its subsidiaries, including Teekay Offshore Operating L.P.

Item 1.	Description of Registrant’s Securities to be Registered.

This registration statement of Teekay Offshore Partners registers our common units representing limited partner interests. Our common units are traded on the New York Stock Exchange under the symbol “TOO.” We also have other classes or series of partnership interests called general partner interests, incentive distribution rights and 7.25% Series A Cumulative Redeemable Preferred Units (or the Series A Preferred Units). Our general partner interests and incentive distribution rights are not registered under the U.S. Securities Act of 1933, as amended, and are not traded on any securities exchange. Our Series A Preferred Units are registered under the U.S. Securities Act of 1933, as amended, and are traded on the New York Stock Exchange.

The holders of our common units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the rights of holders of our common units to receive partnership distributions, please read “Cash Distributions” below. For a description of other rights and privileges of holders of our common units under our partnership agreement, including voting rights, please read “Our Partnership Agreement” below.

OUR PARTNERSHIP AGREEMENT

The following is a description of certain material terms of our partnership agreement. For additional information, we refer you to our partnership agreement, which is incorporated by reference into this registration statement.

Organization and Duration

We were organized on August 31, 2006 under the Marshall Islands Limited Partnership Act (or the Marshall Islands Act) and have perpetual existence.

Purpose

Our partnership agreement provides that we may directly or indirectly engage in business activities approved by our general partner, including owning interests in subsidiaries through which we conduct operations. Although our general partner has the ability to cause us to engage in activities other than the marine transportation, processing and storage of crude oil, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. Our general partner owes a contractual duty of good faith and fair dealing to the holders of Series A Preferred Units pursuant to our partnership agreement. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner, and each person who acquires any limited partner interest from another limited partner, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement.

Capital Contributions

No holder of common units or Series A Preferred Units is obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following matters require the common unitholder vote specified below. Matters requiring the approval of a “common unit majority” require the approval of a majority of our common units.

In voting their common units or any Series A Preferred Units they may hold, our general partner and its affiliates have no fiduciary duty or obligation whatsoever to us or our unitholders, including any duty to act in good faith or in the best interests of us and our unitholders.

Action	Common Unitholder Approval Required
Issuance of additional common units or other limited partner interests	No approval rights.

Amendment of our partnership agreement	Certain amendments may be made by our general partner without the approval of our common unitholders. Other amendments generally require the approval of a common unit majority. Please read “—Amendment of Our Partnership Agreement” below.

Merger of our partnership or the sale of all or substantially all of our assets	Common unit majority. Please read “—Merger, Sale or Other Disposition of Assets” below.

Dissolution of our partnership	Common unit majority. Please read “—Termination and Dissolution” below

Reconstitution of our partnership upon dissolution	Common unit majority. Please read “—Termination and Dissolution” below.

Withdrawal of our general partner	Under most circumstances, the approval of a majority of our common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to December 31, 2016 in a manner which would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner” below.

Removal of our general partner	Not less than 66 2/3 % of our outstanding common units, voting as a single class, including common units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner” below.

Transfer of the general partner interest in us	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our common unitholders or other limited partners to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to such person. The approval of a majority of our common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to December 31, 2016. Please read “—Transfer of General Partner Interest” below.

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of our general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to such person, the approval of a majority of our common units, excluding common units held by our general partner and its affiliates, voting separately as a class, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to December 31, 2016. Please read “—Transfer of Incentive Distribution Rights” below.

Transfer of ownership interests in our general partner	No approval required at any time. Please read “—Transfer of Ownership Interests in General Partner” below.

Holders of the Series A Preferred Units generally have no voting rights. However, the consent of the holders of at least two-thirds of the outstanding Series A Preferred Units is required prior to (i) any amendment to our partnership agreement that would have a material adverse effect on the existing terms of the Series A Preferred Units, (ii) issuing any securities that rank on a parity with the Series A Preferred Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary, if the cumulative distributions on Series A Preferred Units are in arrears or (iii) creating or issuing any securities expressly made senior to the Series A Preferred Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary. In addition, if and whenever distributions payable on the Series A Preferred Units are in arrears for six or more quarterly periods, whether or not consecutive, holders of Series A Preferred Units (voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our general partner’s board of directors, and the size of our general partner’s board of directors will be increased as needed to accommodate such change. Distributions payable on the Series A Preferred Units will be considered to be in arrears for any quarterly period for which full cumulative distributions through the most recent distribution payment date have not been paid on all outstanding Series A Preferred Units.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Marshall Islands Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Marshall Islands Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by our limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Marshall Islands Act, then our limited partners could be held personally liable for our obligations under the laws of the Marshall Islands, to the same extent as our general partner. This liability would extend to persons who transact business with us and reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Marshall Islands Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Marshall Islands case law.

Under the Marshall Islands Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Marshall Islands Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Marshall Islands Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Marshall Islands Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Marshall Islands Act, an assignee of partnership interests who becomes a limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to the assignee at the time the assignee became a limited partner and that could not be ascertained from the partnership agreement.

Maintenance of limited liability may require compliance with legal requirements in the jurisdictions in which our subsidiaries conduct business, which may include qualifying to do business in those jurisdictions.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our ownership or control of operating subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by our limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then our limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We intend to operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of our limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions determined by our general partner, without the approval of our unitholders, other than certain limited approval rights of the holders of the Series A Preferred Units described above under “—Voting Rights.”

We may fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units or Series A Preferred Units we may issue will be entitled to share equally with the then-existing holders of our common units or Series A Preferred Units, as applicable, in distributions. In addition, the issuance of additional common units or other equity securities interests may dilute the value of the interests of the then-existing holders of our common units in our net assets.

In accordance with Marshall Islands law and the provisions of our partnership agreement, we may also issue additional partnership securities interests that, as determined by our general partner, have special voting or other rights to which our common units or Series A Preferred Units are not entitled.

Our general partner’s 2% general partner interest entitles it to receive 2% of all quarterly distributions that we make in respect of our common units prior to liquidation. Upon issuance of certain additional partnership securities (including our common units, but excluding our Series A Preferred Units), our general partner will have the right, but not the obligation, to make additional capital contributions to the extent necessary to maintain its general partner interest in us at the same percentage level as before the issuance. Our general partner’s 2% interest in us will thus be reduced if we issue certain additional partnership securities and our general partner does not elect to maintain its 2% general partner interest. Our general partner’s 2% interest does not entitle it to receive any portion of distributions made in respect of the Series A Preferred Units and our general partner’s interest will not be affected by the issuance of the Series A Preferred Units. Our general partner and its affiliates also have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest in us, including its interest represented by common units, that existed immediately prior to each issuance. Other holders of common units will not have similar preemptive rights to acquire additional common units or other partnership securities.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner has no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of common units required to approve the amendment or call a meeting of our common unitholders to consider and vote upon the proposed amendment. In addition, holders of Series A Preferred Units must approve certain amendments as described above under “—Voting Rights.” Except as we describe below, or for amendments that require Series A Preferred Unit approval, an amendment must be approved by a majority of outstanding common units.

Prohibited Amendments

No amendment may be made that would:

(1) increase the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class or series of limited partner interests so affected;

(2) increase the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld at its option;

(3) change the term of our partnership;

(4) provide that our partnership is not dissolved upon an election to dissolve our partnership by our general partner that is approved by the holders of a majority of outstanding common units; or

(5) give any person the right to dissolve our partnership other than our general partner’s right to dissolve our partnership with the approval of the holders of a majority of outstanding common units.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates).

No Limited Partner Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

(1) a change in our name or the location of our principal place of business, registered agent or registered office;

(2) the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3) a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction;

(4) an amendment that is necessary, upon the advice of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, the U.S. Investment Advisors Act of 1940, or plan asset regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

(5) an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities (subject to the limited approval rights of holders of Series A Preferred Units described above under “—Voting Rights”);

(6) any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

(7) an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

(8) any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

(9) a change in our fiscal year or taxable year and related changes;

(10) certain mergers or conveyances as set forth in our partnership agreement; or

(11) any other amendments substantially similar to any of the matters described in (1) through (10) above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner (subject to the limited approval rights of holders of Series A Preferred Units described above under “—Voting Rights”) if our general partner determines that those amendments:

(1) do not adversely affect our limited partners (or any particular class or series of limited partners) in any material respect;

(2) are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling or regulation of any Marshall Islands authority;

(3) are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our limited partner interests are or will be listed for trading;

(4) are necessary or appropriate for any action taken by our general partner relating to splits or combinations of our limited partner interests under the provisions of our partnership agreement; or

(5) are required to effect the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Limited Partner Approval

Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to our limited partners if one of the amendments described above under “—No Limited Partner Approval” should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of our outstanding partnership securities voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or privileges of any type or class or series of outstanding limited partner interests (other than Series A Preferred Units) in relation to other classes or series of limited partner interests will require the approval of at least a majority of the type or class or series of units so affected; provided, however, that any amendment that would have a material adverse effect on the existing terms of the Series A Preferred Units will require the approval of at least two-thirds of the outstanding Series A Preferred Units. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding interests constitute not less than the voting requirement sought to be reduced.

Merger, Sale, or Other Disposition of Assets

A merger or consolidation of us requires the consent of our general partner, in addition to the approval of the holders of common units representing a majority of outstanding common units. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners; provided, however, that our general partner owes a contractual duty of good faith and fair dealing to holders of the Series A Preferred Units pursuant to our partnership agreement. In addition, our partnership agreement generally prohibits our general partner, without common unitholder approval, from causing us to sell, exchange, or otherwise dispose of all or substantially all of our assets. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without limited partner approval.

If conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity.

Our limited partners are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

(1) the election of our general partner to dissolve us, if approved by the holders of a majority of outstanding common units;

(2) the absence of any limited partners, unless the partnership is continued without dissolution in accordance with the Marshall Islands Act;

(3) the entry of a decree of judicial dissolution of us; or

(4) the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a majority of outstanding common units may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as general partner an entity approved by the holders of a majority of outstanding common, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in our partnership agreement. In the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, holders of the Series A Preferred Units will have the right to receive the liquidation preference of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of payment, whether or not declared, before any payments are made to holders of our common units or any other securities ranking junior to the Series A Preferred Units with respect to payments of distributions and amounts payable upon any liquidation, dissolution or winding up. The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners. A consolidation or merger of us with or into any other entity, individually or in a series of transactions, will not be deemed to be a liquidation, dissolution or winding up of our affairs.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2016 without obtaining the approval of the holders of at least a majority of our outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability. On or after December 31, 2016, our general partner may withdraw as general partner without first obtaining approval of any common unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without common unitholder or other limited partner approval upon 90 days’ notice to our limited partners if at least 50% of our outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the common unitholders. Please read “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of our outstanding common units, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a majority of common units agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding common units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding common units. The ownership of more than 33 1/3% of our outstanding common units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal, our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by our limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, any employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for the transfer by our general partner of all, but not less than all, of its general partner interest in us to:

•	an affiliate of our general partner (other than an individual); or

•

another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity;

our general partner may not transfer all or any part of its general partner interest in us to another person prior to December 31, 2016 without the approval of the holders of at least a majority of our outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability.

Our general partner and its affiliates may at any time transfer units to one or more persons, without limited partner approval.

Transfer of Ownership Interests in General Partner

At any time, the members of our general partner may sell or transfer all or part of their respective membership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, or as part of the sale of all or substantially all of its assets to another entity without limited partner approval. Prior to December 31, 2016, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of our outstanding common units, excluding common units held by our general partner and its affiliates. On or after December 31, 2016, the incentive distribution rights will be freely transferable.

Transfer of Common Units and Series A Preferred Units

By transfer of common units or Series A Preferred Units in accordance with our partnership agreement, each transferee of common units or Series A Preferred Units automatically is admitted as a limited partner with respect to the common units or Series A Preferred Units transferred when such transfer and admission is reflected in our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly. Each transferee automatically is deemed to:

•	represent that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	agree to be bound by the terms and conditions of, and to have executed, our partnership agreement;

•	grants power of attorney to officers of our general partner and any liquidator of us as specified in our partnership agreement; and

•	give the consents and approvals contained in our partnership agreement.

We are entitled to treat the nominee holder of a common unit or Series A Preferred Unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units and Series A Preferred Units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units.

Until a common unit or Series A Preferred Unit has been transferred on our books, we and our transfer agent may treat the record holder of the unit as the absolute owner of such unit for all purposes, except as otherwise required by law or stock exchange regulations.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Teekay Offshore GP L.L.C. as our general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class or series of partnership securities, that person or group will lose voting rights on all of its partnership securities. This loss of voting rights does not apply to the Series A Preferred Units or to any person or group that acquires the partnership securities from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the partnership securities with the prior approval of the board of directors of our general partner.

Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and partnership securities held by our general partner and its affiliates are not voted in favor of that removal, our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Call Right

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class or series, except for the Series A Preferred Units, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class or series held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. The purchase price in this event is the greater of (x) the average of the daily closing prices of the partnership securities of such class or series over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for partnership securities of such class or series during the 90-day period preceding the date such notice is first mailed.

As a result of our general partner’s right to purchase outstanding partnership securities, a holder of partnership securities (except for the Series A Preferred Units) may have the holder’s partnership securities purchased at an undesirable time or price.

Meetings; Voting

Unlike the holders of common stock in a corporation, the holders of our common units have only limited voting rights on matters affecting our business. They have no right to elect our general partner (who manages our operations and activities) or the directors of our general partner, on an annual or other continuing basis. On those matters that are submitted to a vote of common unitholders, each record holder of a common unit may vote according to the holder’s percentage interest in us of all holder entitled to vote on such matter, although additional limited partner interests having special voting rights could be issued.

Holders of the Series A Preferred Units generally have no voting rights. However, holders of Series A Preferred Units will have limited voting rights as described above under “—Voting Rights.”

Except as described below regarding a person or group owning 20% or more of any class or series of limited partner interest then outstanding, limited partners as of the record date will be entitled to notice of, and to vote at, any meetings of our limited partners and to act upon matters for which approvals by the holders of such class or series of limited partner interests may be solicited.

Any action that is required or permitted to be taken by our limited partners, or any applicable class thereof, may be taken either at a meeting of the applicable limited partners or without a meeting if consents in writing describing the action so taken are signed by holders of the number of limited partner interests necessary to authorize or take that action at a meeting. Meetings of our limited partners may be called by our general partner or by limited partners owning at least 20% of the outstanding limited partner interests of the class for which a meeting is proposed. Limited partners may vote either in person or by proxy at meetings. The holders of a majority of the outstanding limited partner interests of the class, classes or series for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the limited partners requires approval by holders of a greater percentage of the limited partner interests, in which case the quorum will be the greater percentage.

If at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates or a transferee approved by the board of directors of our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class or series of our limited partner interests then outstanding, that person or group will lose voting rights on all of its limited partner interests, except for the Series A Preferred Units, and such limited partner interests may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units and Series A Preferred Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request report, or proxy material required or permitted to be given or made to record holders of common units or Series A Preferred Units under our partnership agreement will be delivered to the record holder by us or by our transfer agent.

Status as Limited Partner

Except as described above under “—Limited Liability,” our common units and Series A Preferred Units will be fully paid, and our unitholders will not be required to make additional contributions. By transfer of common units or Series A Preferred Units in accordance with our partnership agreement, each transferee of common units and Series A Preferred Units shall be admitted as a limited partner with respect to the common units or Series A Preferred Units transferred when such transfer and admission is reflected in our books and records.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1)	our general partner;

(2)	any departing general partner;

(3)	any person who is or was an affiliate of our general partner or any departing general partner;

(4)	any person who is or was an officer, director, member or partner of any entity described in (1), (2) or (3) above;

(5)	any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner; or

(6)	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We intend to furnish or make available to record holders of our common units and Series A Preferred Units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent chartered accountants. Except for our fourth quarter, we also intend to furnish or make available summary financial information within 90 days after the close of each quarter.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at the limited partner’s own expense, have furnished to the limited partner:

(1)	a current list of the name and last known address of each partner;

(2)	a copy of our tax returns;

(3)	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

(4)	copies of our partnership agreement, the certificate of limited partnership of our partnership, related amendments and powers of attorney under which they have been executed;

(5)	information regarding the status of our business and financial condition; and

(6)	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners’ trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the U.S. Securities Act of 1933 and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of Teekay Offshore GP L.L.C. as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Teekay Corporation, on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and officers of our general partner, Teekay Offshore GP L.L.C., have certain fiduciary duties to manage our general partner in a manner beneficial to its owner, Teekay Corporation. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to us and our common unitholders. Teekay Corporation has the authority to appoint our general partner’s directors, who in turn appoint our general partner’s officers. We, our general partner and our general partner’s officers and directors will not owe any fiduciary duties to holders of the Series A Preferred Units other than a contractual duty of good faith and fair dealing pursuant to our partnership agreement.

Our partnership affairs are governed by our partnership agreement and the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. We are not aware of any material difference in limited partner rights between the Marshall Islands Act and the Delaware Revised Uniform Limited Partnership Act. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Limited Partnership Act and, so long as it does not conflict with the Marshall Island Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or “case law”) of the courts of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in Delaware. For example, the rights of our limited partners and fiduciary responsibilities of our general partner owed to our common unitholders under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. Due to the less developed nature of Marshall Islands law, our public limited partners may have more difficulty in protecting their interests in the face of actions by our general partner or controlling equity holder than would limited partners of a limited partnership organized in the United States.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to our limited partners under Marshall Islands law. Our partnership agreement also restricts the remedies available to limited partners for actions taken by our general partner that, without those limitations, might constitute breaches of fiduciary duties.

Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or the common unitholders if the resolution of the conflict is:

•	approved by the conflicts committee of our general partner’s board of directors, although our general partner is not obligated to seek such approval;

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approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates, although our general partner is not obligated to seek such approval;

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on terms no less favorable to us than those generally being provided to or available from unrelated third parties, but our general partner is not required to obtain confirmation to such effect from an independent third party; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of the board of directors of our general partner or from the limited partners. If our general partner does not seek approval from the conflicts committee, and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors, including the board members affected by the conflict, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires. The definition of good faith specified above does not apply to the contractual duty of good faith and fair dealing we owe to holders of Series A Preferred Units.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available for distribution to common unitholders.

The amount of cash that is available for distribution to common unitholders is affected by decisions of our general partner regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our limited partners, including borrowings that have the purpose or effect of enabling our general partner or its affiliates to receive distributions on the incentive distribution rights.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding limited partner interests and incentive distribution rights.

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us or our operating subsidiaries.

Neither our partnership agreement nor any other agreement requires Teekay Corporation to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Teekay Corporation’s directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of Teekay Corporation, which may be contrary to our interests.

Because officers and the directors of our general partner are also directors and officers of Teekay Corporation, such directors and officers have fiduciary duties to Teekay Corporation that may cause them to pursue business strategies that disproportionately benefit Teekay Corporation or which otherwise are not in the best interests of us or our limited partners.

Our general partner is allowed to take into account the interests of parties other than us, such as Teekay Corporation, in resolving conflicts of interest.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by Marshall Islands fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of or factors affecting us, our affiliates or any limited partner. Decisions made by our general partner in its individual capacity are made by its sole owner, Teekay Corporation, and not by the board of directors of our general partner. Examples include the exercise of its limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether to consent to any merger or consolidation involving us.

We do not have any officers and rely solely on officers of Teekay Offshore GP L.L.C.

Affiliates of our general partner, Teekay Offshore GP L.L.C., conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers who provide services to Teekay Offshore GP L.L.C. and its affiliates. The officers of Teekay Offshore GP L.L.C. are not required to work full-time on our affairs. These officers are required to devote time to the affairs of Teekay Offshore GP L.L.C. or its affiliates, and we reimburse their employers for the services they render to Teekay Offshore GP L.L.C. and us. None of the officers of our general partner are employees of our general partner. Our Chief Executive Officer and Chief Financial Officer is also an executive officer of Teekay Corporation and of the general partner of Teekay LNG Partners LP.

We reimburse our general partner and its affiliates for expenses.

We reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our general partner determine in good faith the expenses that are allocable to us.

Our general partner has limited its liability regarding our obligations.

Our general partner has limited its liability under contractual arrangements so that the other party has recourse only to our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its or our liability is not a breach of our general partner’s fiduciary duties owed to common unitholders or a breach of our general partner’s contractual duty of good faith and fair dealing to holders of the Series A Preferred Units, even if we could have obtained terms that are more favorable without the limitation on liability.

Common unitholders and Series A Preferred Unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, do not and will not grant to the holders of our common units or Series A Preferred Units, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not the result of arms’-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arms’-length negotiations. Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates, not involving a vote of common unitholders and that is not approved by the conflicts committee of the board of directors of our general partner must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf, and our general partner will determine, in good faith, the terms of any of these transactions.

Except in limited circumstances, our general partner has the power and authority to conduct our business without limited partner approval.

Under our partnership agreement, our general partner has full power and authority to do all things (other than those items that require limited partner approval or with respect to which our general partner has sought conflicts committee approval) on such terms as it determines to be necessary or appropriate to conduct our business including, among others, the following:

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the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into securities of the partnership (subject to the limited approval rights of holders of Series A Preferred Units described above under “—Voting Rights”), and the incurring of any other obligations;

•	the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdictions over our business or assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of partnership cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

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the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any other limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships;

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the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

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subject to the prior payment of all quarterly distributions on the Series A Preferred Units through the most recent distribution payment date for the Series A Preferred Units, the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities; and

•	the entering into of agreements with any of its affiliates to render services to us, our controlled affiliates or to itself in the discharge of its duties as our general partner.

Please read “—Meetings; Voting,” above and “—Voting Rights” above for information regarding the voting rights of limited partners.

Partnership securities, except for the Series A Preferred Units, are subject to our general partner’s call right.

Our general partner may exercise its right to call and purchase partnership securities, except for the Series A Preferred Units, as provided in our partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a limited partner may have partnership securities purchased by the general partner at an undesirable time or price. Please read “— Call Right” above.

We may choose not to retain separate counsel for ourselves or for the holders of limited partner interests.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of our common units or the Series A Preferred Units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units or the Series A Preferred Units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner’s affiliates, including Teekay Corporation, may compete with us.

Our partnership agreement provides that our general partner is restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us. In addition, our partnership agreement provides that our general partner, for so long as it is general partner of our partnership, will cause its affiliates not to engage in, by acquisition or otherwise, certain businesses or activities described in an omnibus agreement to which we, Teekay Corporation and other affiliates are parties. Similarly, under the omnibus agreement, Teekay Corporation has agreed and has caused its affiliates to agree, for so long as Teekay Corporation controls our partnership, not to engage in certain business or activities relating to the marine transportation and storage services provided to the offshore oil industry. Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Fiduciary Duties

Our general partner is accountable to us and our common unitholders as a fiduciary. Our general partner owes no fiduciary duty to holders of the Series A Preferred Units other than a contractual duty of good faith and fair dealing pursuant to our partnership agreement. Fiduciary duties owed to our limited partners by our general partner are prescribed by law and our partnership agreement. The Marshall Islands Act provides that Marshall Islands partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by the general partner to the limited partners and the partnership.

Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has fiduciary duties to manage our general partner in a manner beneficial both to its owner, Teekay Corporation, as well as to holders of our common units. These modifications disadvantage the limited partners because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of:

•	the fiduciary duties imposed on our general partner by the Marshall Islands Act;

•	material modifications of these duties contained in our partnership agreement; and

•	certain rights and remedies of unitholders contained in the Marshall Islands Act.

Marshall Islands law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Marshall Islands limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership agreement modified standards

Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties under the laws of the Marshall Islands. For example, Section 7.9 of our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” with respect to common unitholders and will not be subject to any other standard under the laws of the Marshall Islands. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. Our partnership agreement provides that the general partner and its affiliates, including us and our general partner’s officers and directors, do not owe any fiduciary duties to holders of the Series A Preferred Units other than a contractual duty of good faith and fair dealing pursuant to the partnership agreement. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of common unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee, and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud, willful misconduct or gross negligence.

Rights and remedies of unitholders

The provisions of the Marshall Islands Act resemble the provisions of the limited partnership act of Delaware. For example, like Delaware, the Marshall Islands Act favors the principles of freedom of contract and enforceability of partnership agreements and allows the partnership agreement to contain terms governing the rights of the unitholders. The rights of our limited partners, including voting and approval rights and the ability of the partnership to issue additional units, are governed by the terms of our partnership agreement.

As to remedies of limited partners, the Marshall Islands Act permits a limited partner to institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of the partnership agreement.

In order to become one of our limited partners, a common unitholder or holder of Series A Preferred Units is required to agree to be bound by the provisions in our partnership agreement, including the provisions discussed above. The failure of a limited partner or transferee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers and directors to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud, willful misconduct or gross negligence. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the U.S. Securities Act of 1933, in the opinion of the U.S. Securities and Exchange Commission such indemnification is contrary to public policy and therefore unenforceable.

CASH DISTRIBUTIONS

Distribution of Available Cash

General

Within approximately 45 days after the end of each quarter, we distribute all of our available cash to common unitholders of record on the applicable record date.

Available Cash

Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own):

•	less the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our general partner to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

•	comply with applicable law, any debt instruments, or other agreements

•	provide funds to pay quarterly distributions on, and to make any redemption payments relating to, the Series A Preferred Units; or

•	provide funds for distributions to our common unitholders and to our general partner for any one or more of the next four quarters;

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plus all cash on hand (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own) on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreements and in all cases are used solely for working capital purposes or to pay distributions to partners.

Series A Preferred Units

Our Series A Preferred Units rank senior to our common units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up and have a liquidation preference of $25.00 per unit. Our Series A Preferred Units are entitled to cumulative distributions from the date of original issue, with distributions being calculated at an annual rate of 7.25% on the stated liquidation preference and payable quarterly in arrears on the 15th day of February, May, August and November of each year, when, as and if declared by the board of directors of our general partner. At any time on or after April 30, 2018, the Series A Preferred Units may be redeemed, in whole or in part, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. No distribution may be declared or paid or set apart for payment on any common units (other than a distribution payable solely in common units) unless full cumulative distributions have been or contemporaneously are being paid or provided for on all outstanding Series A Preferred Units through the most recent distribution payment date for the Series A Preferred Units. For additional information about our Series A Preferred Units, please read our Form 8-A filed with the SEC on April 25, 2013.

Minimum Quarterly Distribution

Common unitholders are entitled under our partnership agreement to receive a quarterly distribution of $0.35 per unit, or $1.40 per unit per year, to the extent we have sufficient available cash from our operations after we establish cash reserves and pay fees and expenses, including payments to our general partner. Our general partner has the authority to determine the amount of our available cash for any quarter. This determination, as well as all determinations made by our general partner, must be made in good faith. There is no guarantee that we will pay the minimum quarterly distribution on our common units in any quarter, and we will be prohibited from making any distributions to our common unitholders if it would cause an event of default, or an event of default is existing, under our credit facilities, or if full cumulative distributions have not been paid or are not contemporaneously being paid or provided for on all outstanding Series A Preferred Units through the most recent distribution payment date for the Series A Preferred Units.

Operating Surplus and Capital Surplus

General

All cash distributed to common unitholders is characterized as either “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of Operating Surplus

Operating surplus, for any period, generally means:

•	$15 million; plus

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all of our cash receipts (including our proportionate share of cash receipts of certain subsidiaries we do not wholly own) after the closing of our initial public offering, excluding cash from (1) borrowings, other than working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) termination of interest rate swap agreements, (5) capital contributions or (6) corporate reorganizations or restructurings (items (1) -(6) are referred to herein as “interim capital transactions”); plus

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working capital borrowings (including our proportionate share of working capital borrowings for certain subsidiaries we do not wholly own) made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

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interest paid on debt incurred (including periodic net payments under related interest rate swap agreements) and cash distributions paid on equity securities issued, in each case (and including our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own), to finance all or any portion of the conversion or construction, replacement or improvement of a capital asset such as vessels during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

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interest paid on debt incurred (including periodic net payments under related interest rate swap agreements) and cash distributions paid on equity securities issued, in each case (and including our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own), to pay the conversion or construction period interest on debt incurred (including periodic net payments under related interest rate swap agreements), or to pay conversion or construction period distributions on equity issued, to finance the conversion or construction projects described in the immediately preceding bullet; less

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all of our operating expenditures (including our proportionate share of operating expenditures of certain subsidiaries we do not wholly own) after the closing of our initial public offering and the repayment of working capital borrowings, but not (1) the repayment of other borrowings, (2) actual maintenance capital expenditures, or expansion capital expenditures or investment capital expenditures, (3) transaction expenses (including taxes) related to interim capital transactions, (4) any Series A Preferred Unit redemption payments or any funds otherwise used by us to repurchase Series A Preferred Units or (5) distributions other than on our Series A Preferred Units; less

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estimated maintenance capital expenditures and the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our general partner to provide funds for future operating expenditures.

If a working capital borrowing, which increases operating surplus, is not repaid during the 12-month period following the borrowing, it is deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it is not treated as a reduction in operating surplus because operating surplus has been previously reduced by the deemed repayment.

As described above, operating surplus includes a provision that enables us, if we choose, to distribute as operating surplus up to $15 million of cash we have received or will receive from non-operating sources since the time of our initial public offering, such as asset sales, issuances of securities and long-term borrowing, that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities or interest payments on debt in operating surplus is to increase operating surplus by the amount of any such cash distributions or interest payments. As a result, we may distribute as operating surplus up to the amount of any such cash distributions or interest payments of cash we receive from non-operating sources.

Capital Expenditures

For purposes of determining operating surplus, maintenance capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by capital assets. To the extent, however, that capital expenditures associated with acquiring or conversion of an existing or new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely consist of capital expenditures made for investment purposes.

Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes.

Examples of maintenance capital expenditures include capital expenditures associated with drydocking a vessel or acquiring or converting an existing or a new vessel to the extent such expenditures are incurred to maintain the operating capacity of or the revenue generated by our fleet. Maintenance capital expenditures also include interest (and related fees) on debt incurred and distributions on equity issued to finance the conversion or construction of a replacement vessel and paid during the conversion or construction period, which we define as the period beginning on the date of entry into a binding conversion or construction contract and ending on the earlier of the date that the replacement vessel commences commercial service or the date that the replacement vessel is abandoned or disposed of. Debt incurred to pay or equity issued to fund conversion or construction period interest payments, and distributions on such equity, are also considered maintenance capital expenditures.

Because maintenance capital expenditures can be very large and vary significantly in timing, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus, and available cash for distribution to our common unitholders if we subtracted actual maintenance capital expenditures from operating surplus each quarter. Accordingly, to eliminate the effect on operating surplus of these fluctuations, our partnership agreement requires that an amount equal to an estimate of the average quarterly maintenance capital expenditures necessary to maintain the operating capacity of or the revenue generated by our capital assets over the long term be subtracted from operating surplus each quarter, as opposed to the actual amounts spent. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the board of directors of our general partner at least once a year, provided that any change must be approved by the board’s conflicts committee. The estimate is made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will affect our fleet. For purposes of calculating operating surplus, any adjustment to this estimate is prospective only.

The use of estimated maintenance capital expenditures in calculating operating surplus has the following effects:

•

it reduces the risk that actual maintenance capital expenditures in any one quarter will be large enough to make operating surplus less than the minimum quarterly distribution to be paid on all the common units for that quarter and subsequent quarters;

•	it reduces the need for us to borrow under our working capital facility to pay distributions; and

•	it is more difficult for us to raise our distribution on our common units above the minimum quarterly distribution and pay incentive distributions to our general partner.

Definition of Capital Surplus

Capital surplus generally is generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•

sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or non-current assets sold as part of normal retirements or replacements of assets.

Characterization of Common Unit Cash Distributions

We treat all available cash distributed on our common units as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We treat any amount distributed on our common units in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our common unitholders. For example, it includes a provision that enables us, if we choose, to distribute as operating surplus up to $15 million of cash we have received or will receive from non-operating sources since the time of our initial public offering, such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions on our common units from capital surplus.

Distributions of Available Cash From Operating Surplus

We make distributions of available cash from operating surplus in the following manner:

•

first, 98% to all common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “Incentive Distribution Rights” below.

The percentage interests set forth above assume that our general partner maintains its 2% general partner interest and has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution for our common units and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distributions rights to a third party prior to December 31, 2016. Any transfer by our general partner of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

If for any quarter we have distributed available cash from operating surplus to the common unitholders in an amount equal to the minimum quarterly distribution, then we distribute any additional available cash from operating surplus for that quarter among the common unitholders and our general partner in the following manner:

•	first, 98% to all common unitholders, pro rata, and 2% to our general partner, until each common unitholder receives a total of $0.4025 per unit for that quarter (the “first target distribution”);

•	second, 85% to all common unitholders, pro rata, and 15% to our general partner, until each common unitholder receives a total of $0.4375 per unit for that quarter (the “second target distribution”);

•	third, 75% to all common unitholders, pro rata, and 25% to our general partner, until each common unitholder receives a total of $0.525 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50% to all common unitholders, pro rata, and 50% to our general partner.

The percentage interests set forth above assume that our general partner maintains its 2% general partner interest and has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus between the common unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the common unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the common unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2% general partner interest and assume our general partner has contributed any capital necessary to maintain its 2% general partner interest and has not transferred the incentive distribution rights.

	Total Quarterly Distribution	Marginal Percentage Interest in Distributions
	Target Amount	Common Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

Distributions From Capital Surplus

How Distributions From Capital Surplus Are Made

We make distributions of available cash from capital surplus, if any, in the following manner:

•

first, 98% to all common unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit an amount of available cash from capital surplus equal to the initial public offering price of our common units; and

•	thereafter, we make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding paragraph is based on the assumption that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution of capital surplus on our common units as the repayment of the initial unit price from our initial public offering on December 19, 2006, which is a return of capital. Each time a distribution of capital surplus on our common units is made, the minimum quarterly distribution for the common units and the target distribution levels will be reduced in the same proportion as the distribution had to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions. However, any distribution of capital surplus on our common units before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution.

Once we distribute capital surplus on a common unit issued in our initial public offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels for our common units to zero. We will then make all future distributions on our common units from operating surplus, with 50% being paid to the holders of common units and 50% to our general partner. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner maintains its 2% general partner interest and has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels for our common units to reflect a distribution of capital surplus, if we combine our common units into fewer units or subdivide our common units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the target distribution levels; and

•	the initial unit price.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional common units for cash or property.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. Neither the sale of all or substantially all of our property or business, nor the consolidation or merger of us with or into any other entity, individually or in a series of transactions, will be deemed a liquidation. We will apply any proceeds of liquidation available for distribution to our general and limited partners in the manner set forth below.

First, holders of our Series A Preferred Units will have the right to receive the liquidation preference of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions to the date of payment, whether or not declared.

After such Series A Preferred Unit distribution, if, as of the date three trading days prior to the announcement of the proposed liquidation, the average closing price of our common units for the preceding 20 trading days (or the current market price) is greater than the initial public offering common unit price (less any prior capital surplus distributions and any prior cash distributions made on our common units in connection with a partial liquidation), then the proceeds of the liquidation will be applied as follows:

•	first, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the current market price of our common units; and

•	thereafter, 50% to all common unitholders, pro rata, 48% to holders of incentive distribution rights and 2% to our general partner.

If, as of the date three trading days prior to the announcement of the proposed liquidation, the current market price of our common units is equal to or less than the initial public offering common unit price (less any prior capital surplus distributions and any prior cash distributions made on our common units in connection with a partial liquidation), then the proceeds of the liquidation will be applied as follows:

•

first, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the initial public offering unit price (less any prior capital surplus distributions and any prior cash distributions made on our common units in connection with a partial liquidation); and

•	thereafter, 50% to all common unitholders, pro rata, 48% to holders of incentive distribution rights and 2% to our general partner.

The immediately preceding two paragraphs are based on the assumption that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Item 2. Exhibits.

Exhibit No.	Description

1.1	Certificate of Limited Partnership of Teekay Offshore Partners L.P. (incorporated herein by reference to Exhibit 3.1 to Teekay Offshore Partners L.P.’s Registration Statement on Form F-1 (File No. 333-139116), filed with the SEC on December 4, 2006).

4.1	Second Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P. (incorporated herein by reference to Exhibit 4.1 to Teekay Offshore Partners L.P.’s on Form 8-A (File No. 001-33198), filed with the SEC on April 25, 2013).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 6, 2013

TEEKAY OFFSHORE PARTNERS L.P.

By:	Teekay Offshore GP L.L.C., its General Partner

By	/s/ Peter Evensen
Name:	Peter Evensen
Title:	Chief Executive Officer and Chief Financial Officer